

June 8, 2023

Gregory Flesher
President and Chief Executive Officer
Reneo Pharmaceuticals, Inc.
18575 Jamboree Road, Suite 275-S
Irvine, California 92612

> **Re: Reneo Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 5, 2023**
> **File No. 333-272421**

Dear Gregory Flesher:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Dillon Hagius at 202-551-7967 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Jason Kent